OMB APPROVAL

OMB Number: 3235-0716
Expires: May 31, 2019
Estimated average burden
hours per response 48.9697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☒ Form C/A: Amendment to Offering Statement: _____
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: StressPal, Inc.
Legal status of issuer:
    Form: C
    Jurisdiction of Incorporation/Organization: DE
    Date of organization): April 22, 2015
Physical address of issuer: 2100 Webster St Suite 119 San Francisco CA, 94115
Website of issuer: www.stresspal.com

Name of intermediary through which the offering will be conducted: DREAMFUNDED MARKETPLACE LLC
CIK number of intermediary: 0001670761
SEC file number of intermediary: 007-00037
CRD number, if applicable, of intermediary: 6639970

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
    5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
    2% of the Securities being issued in this offering

Type of security offered: SAFE Note
Target number of securities to be offered: 10,000
Price (or method for determining price): $1.00
Target offering amount: $10,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): $200,000
Deadline to reach the target offering amount: 10/14/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: __2__

Total Assets:	Most recent fiscal year-end: _* See exhibit A_	Prior fiscal year-end: ____
Cash & Cash Equivalents:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Accounts Receivable:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Short-term Debt:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Long-term Debt:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Revenues/Sales	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Cost of Goods Sold:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Taxes Paid:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____
Net Income:	Most recent fiscal year-end: ____	Prior fiscal year-end: ____

The issuer plans to raise in the following jurisdictions:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

General Instructions

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

StressPal, Inc.
_____
(Issuer)
By

Pennie Sempell, CEO
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Pennie Sempell
_____
(Signature)

CEO
_____
(Title)

11/29/2016
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: StressPal, Inc.

ELIGIBILITY

2. ☑Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualificationspeci fied in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐Yes ☑No
Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Pennie Lenore Sempell   Dates of Board Service: July 9th, 2015

Principal Occupation: CEO

Employer: Dates of Service: June 2014

Employer's principal business: Integrative Health Services

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO   Dates of Service: 7-9-15

Position: CFO   Dates of Service: 7-9-15

Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Offices of Pennie Sempell

Employer's principal business: Integrative Health Services

Title: Owner   Dates of Service: 1996-2016

Responsibilities: Integrative health professional in medical setting in association with physicians

Employer: Pennie Sempell & Company

Employer's principal business: Integrative Health Education

Title: Owner   Dates of Service: 2000 - 2009

Responsibilities: Author, producer and publisher of mind-body and life skills programming

Employer: Law Offices of Pennie Sempell

Employer's principal business: Legal Offices

Title: Owner   Dates of Service: 1980 - 2000

Responsibilities: Attorney, specializing in mediation, transactional, business in the arts and entertainment field.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Larry C. Russ   Dates of Board Service: July 9th, 2015

Principal Occupation: Legal Counsel

Employer: Dates of Service: _____

Employer s principal business: Attorney

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____   Dates of Service: _____
Position: _____   Dates of Service: _____
Position: _____   Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Russ, August and Kabat, Inc.

Employer s principal business: Professional Law

Title: President and Managing Partner   Dates of Service: 1987- Present

Responsibilities: Manage law firm with 32+ attorneys and related staff

Employer: American Rag Cie, LLC

Employer s principal business: _____

Title: Manager   Dates of Service: _____

Responsibilities: Manage company and employees

Employer: _____

Employer s principal business: _____

Title: _____   Dates of Service: _____

Responsibilities: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: James Everette Monroe _____ Dates of Board Service: July 9 2015 _____

Principal Occupation: Co-Founder, Secretary, Director of Content Development _____

Employer: Dates of Service: 2003 - 2015 _____

Employer s principal business: Clinical Psychology _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Co-Founder _____ Dates of Service: July 9 2015 _____

Position: Secretary _____ Dates of Service: July 9 2015 _____

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Southside Psychological Services _____

Employer s principal business: Psychological medicine services _____

Title: Clinical Psychologist _____ Dates of Service: 2003 - 2015 _____

Responsibilities: Provision of adult therapy, specializing in anxiety, stress, and mood disorders _____

Employer: University of Oregon, Dept of Psychology _____

Employer s principal business: Education _____

Title: Adjunct Faculty/Instructor _____ Dates of Service: 2007 - 2010 _____

Responsibilities: Clinical supervision and instruction of PhD Students and Courtesy faculty, clinical supervisor _____

Employer: PeaceHealth Medical Group, Psychological Medicine Dept _____

Employer s principal business: Psychological medicine services _____

Title: Clinical Psychologist _____ Dates of Service: 1983 - 2003 _____

Responsibilities: Outpatient psychology treatment services _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Pennie Lenore Sempell

Title: Co-Founder, President   Dates of Service: July 9th 2015

Responsibilities: Producer, Develop business model, day to day operations

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: CEO   Dates of Service: 7/9/2015

Responsibilities: Day to day operations of the company

Position: CFO   Dates of Service: 7/9/2015

Responsibilities: Responsible for company finance

Position: _____   Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Offices of Pennie Sempell

Employer's principal business: Integrative Health Services

Title: Owner   Dates of Service: 1996 - 2016

Responsibilities: Integrative health professional in medical setting in association with phy

Employer: Pennie Sempell & Company

Employer's principal business: Integrative Health Education

Title: Owner   Dates of Service: 2000-2009

Responsibilities: Author, producer and publisher of a mind-body and life skills programm

Employer: Law Offices of Pennie Sempell

Employer's principal business: Legal services

Title: Owner   Dates of Service: 1980 - 2000

Responsibilities: Attorney, specializing in mediation, transactional, literary/entertainment

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: James Everett Monroe

Title: Co-Founder, Secretary, Director of Content Development Dates of Service: 7/9/2015

Responsibilities: Develop program structure and content

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Southside Psychological Services

Employer's principal business: Psychological medicine services

Title: Clinical Psychologist Dates of Service: 2003 - 2015

Responsibilities: Provision of adult therapy, specializing in anxiety, stress, mood disorde

Employer: University of Oregon, Dept of Psychology

Employer's principal business: Education

Title: Adjunct Faculty/Instructor Dates of Service: 2007 - 2010

Responsibilities: Clinical supervision and instruction of PhD Students

Employer: PeaceHealth Medical Group, Psychological Medicine Dept

Employer's principal business: Psychological medicine services

Title: Clinical Psychologist Dates of Service: 1983 - 2003

Responsibilities: Outpatient psychology treatment services

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	
PennieSempell	Common Stock	55.25	%
James Monroe	Common Stock	29.75	%
			%
			%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) To date, we have not generated revenue, do not foresee generating any profits in the near future and therefore rely on external financing.

(2) We have no operating history upon which you can evaluate our performance.

(3) We may face potential difficulties in obtaining capital.

(4) Amount of capital we are raising in this offering is not enough to sustain the company's business plan

(5) No Guarentee of Return on Investment

(6) Purchasers will not have voting rights, even upon conversion of the securities

(7) The securities offered involve a high degree of risk and may result in the loss of your entire investment.

(8) New untapped market

(9) _____

(10) _____

(11) _____

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?   To Complete the production of "Stress Resilient Now" six week training program, beta testing, and initial launch in medical settings

10. How does the issuer intend to use the proceeds of this offering?   See Budget

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$100,000	$ 200,000
Less: Offering Expenses		
(A)	5,000	10,000
(B)		
(C)		
Net Proceeds	$ 95,000	$190,000
Use of Net Proceeds		
(A)		
(B)	see budget	see budget
(C)		
Total Use of Net Proceeds	$	$

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. How will the issuer complete the transaction and deliver securities to the investors?
    FundAmerica, LLC is the escrow agent

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering

and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered. See SAFE Note Document
14. Do the securities offered have voting rights?   ☐ Yes ☑ No
15. Are there any limitations on any voting or other rights identified above?   ☐ Yes ☑ No
Explain:_____
16. How may the terms of the securities being offered be modified?
The company may issue more shares, the percentage of the company that you own will go down.   **Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
________________			☐ Yes ☐ No	☐ Yes ☐ No Specify: ________
________________			☐ Yes ☐ No	☐ Yes ☐ No Specify: ________
Common Stock:	10,000,000	8,500,000	☐ Yes ☐ No	☐ Yes ☐ No Specify: ________
Debt Securities:			☐ Yes ☐ No	☐ Yes ☐ No Specify: ________
Other: Safe Note			☐ Yes ☑ No	☐ Yes ☑ No Specify: ________
________________			☐ Yes ☐ No	☐ Yes ☐ No Specify: ________

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Option Plan: 750,000
Other Rights:	
________________	
Reserves	750,000; of which 200,000 reserved for Safe Note (2% fully diluted)

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
The company may issue more shares, the percentage of the company that you own will go down.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No
Explain: ______________________________

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? The company may issue more shares, the percentage of the company that you own will go down.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The securities may be valued by the future investors in the next round of funding.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    The securities may be valued by the future investors in the next round of funding.

23. What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

It may dilute the Securities. Securities may not convert and Purchasers may not recover investment. No related party transactions as of the date of this Form C

24. Describe the material terms of any indebtedness of the issuer:

                                                    None

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
	$_____	_____%		
	$_____	_____%		
	$_____	_____%		

25. What other exempt offerings has the issuer conducted within the past three years?

                             None

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$_____	
			$_____	
			$_____	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following: None

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
			$_____
			$_____
			$_____

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. The company is a startup. Capital Resources are to date from the founders.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.
For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $100,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☐Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $100,000, but not more than $500,000:	☒Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

(c) More than $500,000:	☐ Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:
		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report.
		If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:
		Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		If financial statements of the issuer are available that have been **audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1)   the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:
(i) Rule 2-01 of Regulation S-X or
(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of

2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their pre decessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:
    (i) in connection with the purchase or sale of any security? ☐Yes ☑No
    (ii) involving the making of any false filing with the Commission?
    ☐Yes ☑No
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities ealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐Yes ☑No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i) in connection with the purchase or sale of any security? ☐Yes ☑No;
    (ii) involving the making of any false filing with the Commission?
    ☐Yes ☑No
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐Yes ☑No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person?
☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
        (1) any other material information presented to investors; and
        (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
        (a) a description of the material content of such information;
        (b) a description of the format in which such disclosure is presented; and
        (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the

April 30, 2017
- -
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

stresspal.com
- -

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

CPA Review

STRESSPAL, INC.

FINANCIAL STATEMENTS

FOR THE ELEVEN MONTHS ENDED

NOVEMBER 30, 2016

Goranson and Associates, Inc.

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of
Stresspal, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Stresspal, Inc. (a Delaware Corporation), which comprise the statement of assets, liabilities, and shareholder equity-modified cash basis as of November 30, 2016, and the related statements of revenues, expenses and shareholder capital- modified cash basis for the eleven months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the modified cash basis of accounting described in Note 2; this includes determining that the modified cash basis of accounting is an acceptable basis for the preparation of the financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the modified cash basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the modified cash basis of accounting.

 **Goranson and Associates, Inc.**
717 College Avenue, First Floor, Santa Rosa, CA 95404 Phone: 707/542-1256 Fax 707/978-3090

Known Departure from Accounting Principles Accepted in the United States of America

A statement of cash flows for the eleven months then ended November 30, 2016, has not been presented. Accounting Principles generally accepted in the United States of America require that such a statement be presented when the financial statements purport to present the financial position and results of operations.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Goranson and Associates, Inc.

December 15, 2016
Santa Rosa, California

STRESSPAL, INC.
STATEMENTS OF ASSETS, LIABILITIES AND SHAREHOLDER EQUITY -
MODIFIED CASH BASIS
NOVEMBER 30, 2016
See Independent Accountant's Review Report

LIABILITIES AND SHAREHOLDER CAPITAL

Current liabilities:		
Accounts payable	$	2,261
Shareholder loan payable		43,490
Total current liabilities		45,751
Total liabilities		45,751
Shareholder equity		
Common stock, no par value, 5525 shares authorized		85
Retained earnings		(45,836)
Total liabilities and shareholder capital	$	-

The accompanying notes are an integral part of these financial statements

STRESSPAL, INC.
STATEMENTS OF REVENUES, EXPENSES AND SHAREHOLDER CAPITAL - MODIFIED CASH BASIS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2016
See Independent Accountant's Review Report

Expenses	
Advertising and marketing	4,065
Legal services	4,156
Professional fees	2,768
Travel and conference expenses	1,038
Administrative costs	1,944
Website expenses	2,470
Filing fee	400
Dues and subscriptions	236
Total expenses	17,077
Net loss	(17,077)
Shareholder Capital, beginning of year	(28,759)
Shareholder Capital, end of year	$ (45,836)

The accompanying notes are an integral part of these financial statements

STRESSPAL, INC.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2016

NOTE 1 ORGANIZATION

Stresspal, Inc. (Corporation), a Delaware corporation, was formed in 2015. The Corporation delivers powerful techniques for stress relief via an online, interactive experience. The Corporation is currently in the start-up phase and will go live in 2017.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of the significant accounting policies is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management who are responsible for their integrity and objectivity.

Basis of Accounting: The Corporation's financial statements are presented on the modified-cash basis of accounting which is not generally accepted accounting principles; rather, another comprehensive basis of accounting where revenue is recorded when received and expenses are recorded when paid.

Cash and Cash equivalents: For purposes of the financial statement, the Corporation considers all highly liquid instruments with a maturity of three months or less to be a cash equivalent.

Income taxes: The Corporation is treated as a corporation for federal income tax purposes. The Corporation pays federal taxes based on net income. As a corporation of Delaware, there are no state tax requirement.

Uncertain Tax Positions: Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

Estimates: The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period. Actual results could differ from those estimates.

NOTE 3   INTANGIBLE ASSETS

The Corporation has several intangible assets in which no dollar value has been assigned (such as: screen plays, videos, demos, and trademarks) at November 30, 2016.

NOTE 4   RELATED PARTY TRANSACTIONS

The Corporation has a loan with a shareholder for $43,490 at November 30, 2016.

NOTE 5   GOING CONCERN

The Corporation is in the first stages of business, but at November 30, 2016, the Corporation has no cash in the bank. The shareholders are fronting costs incurred in order to get the business started. At November 30, 2016, the Corporation is a going concern because liabilities outweigh assets by $45,751.

The Corporation is set to launch in 2017 in which there will be more revenue and subsequently, more assets.

NOTE 6   SUBSEQUENT EVENTS

The Corporation has evaluated subsequent events through December 15, 2016, the date the financial statements were available to be issued, and determined that there were no events occurring subsequent to November 30, 2016 that would have a material impact on the Corporation's results of operations or financial position.

Exhibit B

Budget

STRESSPAL Budget Plan ($200,000.00)

2017	Jan	Feb	Mar	Apr
Forecast Revenue				
2016 Benchmark	$ -	$ -	$ -	$ -
2016 Revenue	$ -	$ -	$ -	$ -
Loss/Gain	**$ -**			
Business Expenses				
Production (creative dvlp, screenplays, editing, etc.)	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
Animation/Videography	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 5,000.00
Rights (images, music)		$2,000	$2,000	$2,000
UI design/support	$ 5,000.00	$ 5,000.00	$ 1,500.00	$ 1,500.00
Office (tel/supplies,etc)	$ 375.00	$ 250.00	$ 250.00	$ 250.00
Outsourced Sales Agents		$ -	$ -	$ 4,000.00
Legal/Accounting	$ 1,500.00	$1,500	$250	$ 250.00
Web Hosting/SSL	-	$ -	$ -	$ -
TOTAL	**$ 26,875.00**	**$ 28,750.00**	**$ 24,000.00**	**$ 23,000.00**
Pay Roll				
Executive Team	$ -	$ -	$ -	$ -
	$ -			
TOTAL				
TOTAL EXPENSES	**$ 26,875.00**	**$ 28,750.00**	**$ 24,000.00**	**$ 23,000.00**
NET PROFIT				

	May	Jun	Jul	Aug	Sept
	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ 2,000.00	$ 6,000.00
	$ 5,000.00	$ 5,000.00	$ 2,500.00	$2,000	$1,500
	$ 5,000.00				
	$2,000				
	$ 500.00	$ 500.00	$ 500.00	$ 500.00	$ 250.00
	$ 250.00	$ 250.00	$ 250.00	$ 250.00	$ 250.00
	$ 4,000.00	$ 6,875.00	$ 6,875.00	$ 6,875.00	$ 6,875.00
	$ 250.00	$ 250.00	$ 250.00	$ 250.00	$ 250.00
	$ 250.00	$ 250.00	$ 250.00	$ 250.00	$ 250.00
	$ 17,000.00	$ 12,875.00	$ 10,625.00	$ 9,875.00	$ 9,125.00
	$ -	$ -	$ -	$ -	$ 10,000.00
	$ 17,000.00	$ 12,875.00	$ 10,625.00	$ 9,875.00	$ 19,125.00

Oct		Nov		Dec		YEAR TOTAL	
$	-	$	-	$	-	$	-
$	12,000.00	$	18,000.00	$	22,000.00	$	60,000.00
						$	60,000.00
	$500	$	500.00			$	57,000.00
						$	40,000.00
						$	8,000.00
$	250.00	$	250.00	$	250.00	$	16,000.00
$	250.00	$	250.00	$	250.00	$	3,125.00
$	6,875.00	$	13,750.00	$	13,750.00	$	69,875.00
$	250.00	$	250.00	$	250.00	$	5,500.00
$	250.00	$	250.00	$	250.00	$	2,000.00
$	8,125.00	$	15,000.00	$	14,750.00	$200,000.00	
$	10,000.00	$	15,000.00	$	15,000.00	$50,000.00	
$	18,125.00	$	30,000.00	$	29,750.00	$250,000.00	
						10,000.00	

Exhibit C

Pitch Deck



STRESS is inevitable.
A **RESILIENT** brain is within reach.
NOW is the time.

The Problem: Changing health habits is difficult. Stress is a key obstacle.



panic
anxiety
stress
fear
anxious
emotion
scared
breakdown
threat
trauma
terrified
psycho
concerned
assistance
employee
protection
horror
personality
danger
boy
stressed
person
attack
problem
mental
tension
reaction
shy
fright
trouble
police
monster
disorder
criminal
terrible
phobia
expression
depression
perspective
scare
moody
killer
tightness
neurotic
creepy
worker
upset
psychosis
people
darkness
frightened
emotional
paranoia
sleepless
business
murder
ethnic
bad
afraid
nervous

Market Research – Doctors agree on issues + need

- **110,000,000** have stress-related and chronic lifestyle diseases in USA alone, such as hypertension, heart disease, obesity, stroke, insomnia, headaches, anxiety, diabetes, COPD and cancer
- **$1.1T** cost in lost producCvity annually (Milken InsCtute Report)

MDs agree on need for online stress & healthy habits training tool

Majority of MDs polled are interested to subscribe to StressPal

The StressPal Solution:
What doctors want in their virtual Black Bag*

✓ **PHYSICIAN PRESCRIPTION**

Doctors want opportunities to:
- Expand Preventive Care Services
- Increase Revenues

StressPal MD Delivers



✓ **CONSUMER ACQUISITION**
- Reducing stress is by far most popular topic for wellness online programs (82%)
- Online purchase of consumer version

StressPal SRN Delivers

* StressPal's Evidence-Based Content integrates recent and cutting edge research supporting healthier habits - targeting worry, sleep, energy, what we eat, fitness, relationships, work, finances, time and priorities – in a self-paced online training program.

Train Your Brain for Resilience: Strategies for stress and improving healthy lifestyle habits

Six weeks training
Personalized
Validated assessments
Video-based
Easy and fun





StressPal Revenue Flow


Consumer pays StressPal $$$ for online subscription
StressPal
your path to resilience
Preventive Care Services
MD pays StressPal flat subscription $$$ per Patient/User
Consumer
MD WEBSITE
RX
Patient
MD paid $$$ by insurer/ patient for services rendered

StressPal Team







Pennie Sempell, JD
CEO/Co-Founder

- IntegraCve Health Advocate
- Expert in mediaCon/ conflict resoluCon
- Producer/Author

James Monroe, PhD
Co-Founder/Content Director

- Clinical Psychologist
- Expert in clinical applicaCons of evidence-based mindfulness intervenCons

Tony Horwath
Sales Focus CEO

- Outsourced sales in health industry
- Fortune 500 clients
- Global reach.

StressPal Forecast



$39 M

$13.3 M $23 M

$276k $5.1 M

Year 1   Year 2   Year 3   Year 4   Year 5

- Raise $200,000 Seed Round
- Complete production of 6 week web-based training program
- Phase 1 – MD Launch proof of concept (Q3, 2017)
- Phase 2 – MD + Consumer launch (Q1, 2018)
- $39m projected with <0.2% of MDs subscribing



We **Invite You** to View
Our **Product Demo**. Thank you!
www.StressPal.com

Tel: 855-500-WELL * email: pennie@StressPal.com